                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (Fee Required)
     For the fiscal year ended December 31, 1998 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
     For the transition period from             to
                                    ----------      ----------

                     Commission File Number  0-16109


                      ADVANCED POLYMER SYSTEMS, INC.
                   SALARY REDUCTION PROFIT SHARING PLAN


                       ADVANCED POLYMER SYSTEMS, INC.
                             123 Saginaw Drive
                       Redwood City, California 94063
                         Telephone: (650) 366-2626

FINANCIAL STATEMENTS AND EXHIBITS

                                           ADVANCED POLYMER SYSTEMS, INC.
                                        SALARY REDUCTION PROFIT SHARING PLAN
                                          STATEMENT OF FINANCIAL CONDITION
                                               at December 31, 1998

                                               Dreyfus          Twentieth  Warburg  Nationwide
                 American    Bond    Templeton S&P 500 Fidelity  Century    Pincus   Guaranty    APS   Parti-     Total
                 Balanced   Fund of   Foreign   Index  Magellan  Growth    Emerging and Savings Common cipant     All
                   Fund     America    Fund      Fund    Fund     Fund      Growth     Fund     Stock  Loans     Funds
                -------------------------------------------------------------------------------------------------------
ASSETS:

Cash account     $      -        -        -        -        -          -        -       854        -      -        854
Investments at
 fair value
  Mutual funds
   (cost
   $1,494,768)    556,567  202,083   66,578  127,304  491,243  1,072,368  121,449         -        -      -  2,637,592
  Fixed dollar
   annuities
   (cost
   $306,811)            -        -        -        -        -          -        -   411,290        -      -    411,290
  Company stock
   (cost $82,844)       -        -        -        -        -          -        -         -   71,568      -     71,568
Participant
   loans                -        -        -        -        -          -        -         -        -  8,245      8,245
Participant
   contributions
   receivable       1,247      569      350    1,139    2,108      2,199      447     1,499      352      -      9,910
Employer
   contribution
   receivable       3,785    1,759    1,524    3,120    6,117      6,673    1,694     5,252        -      -     29,924
                  -------  -------   ------   ------  -------  ---------  -------   -------   ------  -----  ---------

TOTAL ASSETS     $561,599  204,411   68,452  131,563  499,468  1,081,240  123,590   418,895   71,920  8,245  3,169,383
                  =======  =======   ======  =======  =======  =========  =======   =======   ======  =====  =========

LIABILITIES:

Benefit claims
   Payable              -        -        -        -        -          -        -         -       31      -         31
                  -------  -------   ------  -------  -------  ---------  -------   -------   ------  -----  ---------
TOTAL
   LIABILITIES          -        -        -        -        -          -        -         -       31      -         31

PLAN EQUITY:

Salary reduction
   accounts       461,550  166,333   55,180  103,166  392,831    871,279   95,623   327,302   56,461  8,245  2,537,970
Employer matching
   accounts       100,049   38,078   13,272   28,397  106,637    209,961   27,967    91,593   15,428      -    631,382
                  -------  -------   ------  -------  -------  ---------  -------   -------   ------  -----  ---------
TOTAL EQUITY      561,599  204,411   68,452  131,563  499,468  1,081,240  123,590   418,895   71,889  8,245  3,169,352

TOTAL
   LIABILITIES
   AND EQUITY    $561,599  204,411   68,452  131,563  499,468  1,081,240  123,590   418,895   71,920  8,245  3,169,383
                  =======  =======   ======  =======  =======  =========  =======   =======   ======  =====  =========

See accompanying notes to the financial statements.

                                           ADVANCED POLYMER SYSTEMS, INC.
                                        SALARY REDUCTION PROFIT SHARING PLAN
                                          STATEMENT OF FINANCIAL CONDITION
                                               at December 31, 1997

                                               Dreyfus          Twentieth  Warburg  Nationwide
                 American    Bond    Templeton S&P 500 Fidelity  Century    Pincus   Guaranty    APS   Parti-     Total
                 Balanced   Fund of   Foreign   Index  Magellan  Growth    Emerging and Savings Common cipant     All
                   Fund     America    Fund      Fund    Fund     Fund      Growth     Fund     Stock  Loans     Funds
                -------------------------------------------------------------------------------------------------------
ASSETS:

Cash account     $      -        -        -        -         -        -        -        15        -      -          15
Investments at
 fair value
  Mutual funds
   (cost
   $1,152,104)    502,840  187,269   49,594   25,179   300,003  729,857   55,663         -        -      -   1,850,405
  Fixed dollar
   annuities
   (cost
   $284,955)            -        -        -        -         -        -        -   370,675        -      -     370,675
  Company stock
   (cost $72,552)       -        -        -        -         -        -        -         -   75,406      -      75,406
Participant
   loans                -        -        -        -         -        -        -         -        -  8,451       8,451
Employer
   contributions
   receivable       3,971    2,041    1,864      891     3,533    4,961    1,520     4,071    1,197      -      24,049
                  -------  -------   ------   ------   -------  -------   ------   -------   ------  -----   ---------

TOTAL ASSETS     $506,811  189,310   51,458   26,070   303,536  734,818   57,183   374,761   76,603  8,451   2,329,001
                  =======  =======   ======   ======   =======  =======   ======   =======   ======  =====   =========


PLAN EQUITY:

Salary reduction
   accounts       420,174  152,056   41,508   24,988   240,260  597,337   47,216   295,076  59,801   8,451   1,886,867
Employer matching
   accounts        86,637   37,254    9,950    1,082    63,276  137,481    9,967    79,685  16,802       -     442,134
                  -------  -------    -----   ------   -------  -------   ------   -------  ------  ------   ---------
TOTAL EQUITY     $506,811  189,310   51,458   26,070   303,536  734,818   57,183   374,761  76,603   8,451   2,329,001
                  =======  =======   ======   ======   =======  =======   ======   =======  ======   =====   =========

See accompanying notes to the financial statements.

                                                 ADVANCED POLYMER SYSTEMS, INC.
                                              SALARY REDUCTION PROFIT SHARING PLAN
                                         STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                              for the year ended December 31, 1998

                                              Dreyfus          Twentieth Warburg Nationwide
                  American   Bond   Templeton S&P 500 Fidelity Century   Pincus  Guaranty    APS               Total
                  Balanced  Fund of  Foreign  Index   Magellan  Growth  Emerging and Savings Common Participant All
                    Fund    America   Fund     Fund     Fund     Fund    Growth    Fund      Stock     Loans   Funds
                  -----------------------------------------------------------------------------------------------------
Investment
  income:
  Interest        $      -        -       -        -        -          -        -   22,073       -     806    22,879
  Dividends              -        -       -        -        -          -        -      205       -       -       205
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------  --------
Total
  investment
  income                 -        -       -        -        -          -        -   22,278       -     806    23,084
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------  --------
Net realized and
  unrealized gains
  (losses) on
   investments      49,966    7,278  (4,123)  17,137  110,575    271,544    6,096        - (14,975)      -   443,498
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------  --------
Contributions:
Employee            56,612   20,432  20,411   30,971   62,193     77,684   22,872   44,855  15,017       -   351,047
Employer            16,975    8,788   8,371    7,910   18,520     26,517    7,988   18,447  11,344       -   124,860
Rollovers                -        -       -    3,154    3,154          -    3,679        -   1,167       -    11,154
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------  --------
Total
  Contributions     73,587   29,220  28,782   42,035   83,867    104,201   34,539   63,302  27,528       -   487,061
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------ ---------
Withdrawals,
  transfers and
  distributions:

Member accounts
  withdrawn &
  distributed      (18,318)  (1,498) (2,267)       -  (23,271)   (51,797)    (698)  (9,736) (5,676)      -  (113,261)
Member accounts
  transferred-in
  (out)            (50,447) (19,899) (5,398)  46,321   24,761     22,474   26,470  (31,710)(11,560) (1,012)        -
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------ ---------
Net withdrawals,
  transfers and
  distributions    (68,765) (21,397) (7,665)  46,321    1,490    (29,323)  25,772  (41,446)(17,236) (1,012) (113,261)
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------ ---------
Net increase
  (decrease) in
  plan equity       54,788   15,101  16,994  105,493  195,932    346,422   66,407   44,134  (4,683)   (206)  840,382

Plan equity:
Beginning of
  the year         506,811  189,310  51,458   26,070  303,536    734,818   57,183  374,761  76,603   8,451 2,329,001
                   -------  -------  ------  -------  -------  ---------  -------  -------  ------  ------ ---------
End of the year   $561,599  204,411  68,452  131,563  499,468  1,081,240  123,590  418,895  71,920   8,245 3,169,383
                   =======  =======  ======  =======  =======  =========  =======  =======  ======  ====== =========

See accompanying notes to the financial statements.

                                                 ADVANCED POLYMER SYSTEMS, INC.
                                              SALARY REDUCTION PROFIT SHARING PLAN
                                         STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                              for the year ended December 31, 1997

                                                 Dreyfus          Twentieth Warburg Nationwide
                   American    Bond    Templeton S&P 500 Fidelity Century   Pincus  Guaranty    APS               Total
                   Balanced   Fund of   Foreign  Index   Magellan  Growth  Emerging and Savings Common Participant All
                     Fund     America    Fund     Fund     Fund     Fund    Growth    Fund      Stock     Loans   Funds
                  -----------------------------------------------------------------------------------------------------
Net investment
   income:
Interest          $      -         -        -        -         -        -       -     21,994        -     957    22,951
                   -------   -------    -----   ------   -------  -------  ------   --------   ------  ------ ---------
Total net
  investment
  income                 -         -        -        -         -        -       -     21,994        -     957    22,951
                   -------   -------    -----   ------   -------  -------  ------   --------   ------  ------ ---------
Net realized and
  unrealized gains
  (losses) on
   investments      76,490    13,351   (1,018)     342    64,320  156,385   4,874          -  (12,292)      -   302,452
                   -------   -------    -----   ------   -------  -------  ------   --------   ------  ------ ---------
Contributions:
Employee            53,808    20,236   27,326    4,001    52,972   70,311  23,561     46,971   15,994       -   315,180
Employer            17,058     8,529    9,077      891    15,340   24,762   7,176     17,209    5,470       -   105,512
Rollovers                -         -        -    3,206         -        -     962      3,690        -       -     7,858
                   -------   -------    -----   ------   -------  -------  ------   --------   ------  ------ ---------
Total
  Contributions     70,866    28,765   36,403    8,098    68,312   95,073  31,699     67,870   21,464       -   428,550
                   -------   -------   ------   ------   -------  -------  ------   --------   ------  ------ ---------
Withdrawals,
  transfers and
  distributions:

Member accounts
  withdrawn &
  distributed      (56,754)  (27,276)       -        -   (84,299)(146,576)      -    (43,985)  (1,984)      -  (360,874)
Member accounts
  transferred-in
  (out)             18,691   (10,177)  14,241   17,630     8,542    6,457  19,405    (71,703)     548  (3,634)        -
                   -------   -------   ------   ------   -------  -------  ------   --------   ------  ------ ---------
Net withdrawals,
  transfers and
  distributions    (38,063)  (37,453)  14,241   17,630   (75,757)(140,119) 19,405   (115,688)  (1,436) (3,634) (360,874)
                   -------   -------   ------   ------   -------  -------  ------    -------   ------  ------ ---------
Net increase
  (decrease) in
  plan equity      109,293     4,663   49,626   26,070    56,875  111,339  55,978    (25,824)   7,736  (2,677)  393,079

Plan equity:
Beginning of
  the year         397,518   184,647    1,832        -   246,661  623,479   1,205    400,585   68,867  11,128 1,935,922
                   -------   -------   ------   ------   -------  -------  ------    -------   ------  ------ ---------
End of the year   $506,811   189,310   51,458   26,070   303,536  734,818  57,183    374,761   76,603   8,451 2,329,001
                   =======   =======   ======   ======   =======  =======  ======    =======   ======  ====== =========

See accompanying notes to the financial statements.

                                                 ADVANCED POLYMER SYSTEMS, INC.
                                              SALARY REDUCTION PROFIT SHARING PLAN
                                         STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                              for the year ended December 31, 1996

                                                           Twentieth  Warburg Nationwide
                    American    Bond    Templeton Fidelity  Century   Pincus   Guaranty    APS               Total
                    Balanced   Fund of   Foreign  Magellan   Growth  Emerging and Savings Common Participant  All
                      Fund     America    Fund      Fund      Fund    Growth     Fund     Stock     Loans    Funds
                   --------------------------------------------------------------------------------------------------
Net investment
   income:
Interest           $      -         -        -         -         -          -     19,981        -     781     20,762
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
Total net
   investment
   income                 -         -        -         -         -          -     19,981        -     781     20,762
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
Net realized and
  unrealized gains
   on investments    37,966     8,749        -    19,348    68,997          -          -   13,150       -    148,210
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
Contributions:
Employee             53,948    23,696        -    88,164    77,480          -     61,207   16,439       -    320,934
Employer             16,724     7,582    1,832    27,347    24,837      1,205     20,393    5,511       -    105,431
Rollovers             5,058        14        -     4,936    11,964          -      2,873        -       -     24,845
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
Total contributions  75,730    31,292    1,832   120,447   114,281      1,205     84,473   21,950       -    451,210
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
Withdrawals,
  transfers and
  distributions:

Member accounts
  withdrawn &
  distributed       (14,487)  (10,488)       -   (23,534)  (56,696)         -    (66,590)  (4,815)      -   (176,610)
Member accounts
  transferred-in
  (out)               1,820    (4,107)       -      (860)   (1,238)         -     (2,951)   3,520   3,816          -
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
Net withdrawals,
  transfers and
  distributions     (12,667)  (14,595)       -   (24,394)  (57,934)         -    (69,541)  (1,295)  3,816   (176,610)
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
Net increase
  in plan equity    101,029    25,446    1,832   115,401   125,344      1,205     34,913   33,805   4,597    443,572

Plan equity:
Beginning of
  the year          296,489   159,201        -   131,260   498,135          -    365,672   35,062   6,531  1,492,350
                    -------   -------    -----   -------   -------      -----    -------   ------  ------  ---------
End of the year    $397,518   184,647    1,832   246,661   623,479      1,205    400,585   68,867  11,128  1,935,922
                    =======   =======    =====   =======   =======      =====    =======   ======  ======  =========

See accompanying notes to the financial statements.

Notes to Financial Statements
December 31, 1998, 1997 and 1996


1.     DESCRIPTION OF THE PLAN

The following description of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan (the "401(k) Plan" or the "Plan") provides only general information. Members should refer to the 401(k) Plan document for more complete information.

       (a) General

The 401(k) Plan is a defined contribution plan covering active employees of Advanced Polymer Systems, Inc. and subsidiaries ("APS" or the "Company"). Prior to 1997, any employee who was at least 21 years old was eligible to become a voluntary member of the 401(k) Plan immediately upon employment. In 1997, the age requirement for eligibility was eliminated.

The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (b) Contributions - Employee

Eligible domestic employees may contribute up to 15% of their total compensation for each calendar year, limited to $10,000 in 1998, $9,500 in 1997, and $9,500 in 1996 (the "Employee Contribution").

       (c) Contributions - Employer

The Company makes matching contributions equal to 50% of each member's Employee Contribution during a Plan year up to a maximum amount equal to the lesser of 3% of each member's annual compensation, or $4,800 per calendar year (the "Employer Matching Contribution"). The Company may also contribute additional discretionary amounts as it may determine (the "Employer Discretionary Contribution"). No Employer Discretionary Contributions have been made to the Plan since its inception.

       (d) Members' Accounts

The Company maintains separate Employee Contribution accounts, Employer Matching Contribution accounts and Employer Discretionary Contribution accounts for each member. Contributions are credited to the member accounts each bi-weekly payroll period.

In 1996, the plan trustees added the Warburg Pincus Emerging Growth Fund and the Templeton Foreign Fund to the investment options offered to the participants. In 1997, the plan trustees added the Dreyfus S&P 500 Index Fund to the investment options offered to the participants. Each member may elect from the following investment options for his/her Employee Contribution accounts:

       Company Common Stock:

The Common Stock of APS will be purchased by the 401(k) Plan's investment manager for the member in a market transaction at the then current market price as quoted on the NASDAQ National Market System. Each member may elect to invest up to 10% of his/her Employee Contributions and Employer Matching Contributions in this option.

       Warburg Pincus Emerging Growth Fund:

A mutual fund seeking capital appreciation by investing primarily in common stock of small and medium size companies that show positive earnings and prospects of achieving significant gains in a relatively short time period.

       Templeton Foreign Fund:

A mutual fund seeking capital growth by investing in stock and debt securities of companies and governments outside of the United States.

       Dreyfus S&P 500 Index Fund:

A mutual fund seeking to match investment results of the Standard and Poor's 500 Composite Stock Price Index.

       Fidelity Magellan Fund:

A mutual fund seeking capital growth by investing primarily in common stocks and securities convertible into common stock of domestic and foreign multinational issuers of all sizes.

       Twentieth Century Growth Fund:

A mutual fund seeking capital growth by investing primarily in common stocks that are considered by fund management to have better-than-average prospects for appreciation.

       American Balanced Fund:

A mutual fund seeking conversion of capital, current income and long-term growth of both capital and income through investments in stocks, bonds and other fixed-income securities.

       Bond Fund of America:

A mutual fund seeking to provide shareholders as high a level of current income as is consistent with the preservation of capital by investing primarily in bonds such as marketable corporate debt securities, U.S. Government securities, mortgage related securities and cash or money market instruments.

       Nationwide Guaranty and Savings Fund:

Fixed dollar annuity invested in short-term securities with a guaranteed rate of 5.9% in 1998, 6.1% in 1997 and 5.85% in 1996.

Members may change their investment options at any time during the Plan year as set forth in the 401(k) Plan document. Income from the selected investments of 401(k) Plan assets is allocated quarterly in the proportion that each member's investment option balance bears to the cumulative balance of each investment option.

       (e) Vesting

The 401(k) Plan provides that the allocated contribution and income of both the Employee Contribution account and the Employer Matching Contribution account are immediately and fully vested. Employer Discretionary
Contributions become vested over a period of 6 years in accordance with the following schedule:

               Years of Service    Vested Percentage
               ----------------    -----------------

                    Less than 1               0%
                    1                        10%
                    2                        20%
                    3                        40%
                    4                        60%
                    5                        80%
                    6 or more               100%


       (f) Withdrawal of Member Accounts

Upon retirement (at 62 years of age or if later, the employee's fifth anniversary of employment with the Company), the participant can elect to receive distributions through either a single lump-sum payment or installments (for all investments except investments in the company common stock) over the participant's assumed life expectancy (or the participant and the participant's beneficiary's assumed life expectancy) determined at the time of distribution.

Upon death, permanent disability or termination of employment prior to retirement (as defined above), the participant will be entitled to a distribution equal to the vested portion of his/her accounts.

Members should refer to the 401(k) Plan document for a more complete description of procedures and calculations for the withdrawal of accounts.

       (g) Rollovers
The 401(k) Plan allows certain transfers to and from eligible retirement plans.

A direct rollover is a payment by the 401(k) Plan to the eligible retirement plan specified by the distributee. A distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

With the consent of the Plan Administrator, amounts may be transferred from other eligible retirement plans by participants, provided that the trust from which such funds are transferred permits the transfer to be made and the transfer will not jeopardize the tax exempt status of the 401(k) Plan.

       (h) Trustees

The 401(k) Plan is administered by the Company. A Trustee is responsible for investing the assets of the Plan which are held in Trust. The current trustee is Michael O'Connell, Chief Financial Officer of Advanced Polymer Systems, Inc.

The Trustee has retained CMG Consulting, Inc. ("CMG") to provide recordkeeping services to the 401(k) Plan. CMG invests Plan assets in a fixed dollar annuity and the various mutual fund options offered by Nationwide Life Insurance.

The company has engaged Securities America to invest Plan assets in APS company stock.

Members of the Board of Directors and employees of the Company serving as Trustees receive no additional compensation for services in connection with the administration of the 401(k) Plan.

       (i) Participant Loans

Participants are allowed to borrow from the Plan assets. The Plan will allow a participant to borrow up to the lesser of 50% of his/her vested Plan balance or $50,000. The loan, secured by the vested Plan balance of the participant, is repayable in installments over a period up to 5 years at the prime rate plus 2%. The term of the loan can be extended for more than 5 years if the loan is used to purchase the principal dwelling of the participant.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a) Investment Valuation

The fair value of investments in mutual funds and company stock is based upon quoted market values on the last business day of the year.

The value of the Guaranteed Fund is calculated as the sum of contributions, transfers and interest income less any withdrawals and administrative expenses. The value of the Guaranteed Fund approximates fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields of the Guaranteed Fund were 5.9%, 6.1% and 5.85% in 1998, 1997 and 1996, respectively.

       (b) Security Transactions and Investment Income

Security transactions are recorded on a trade date basis. The difference between cost and market value of investments at the beginning and end of the period is reported as unrealized appreciation or depreciation in the market value of investments using the average cost method. Cost represents revalued cost based on prices at the beginning of the period.

       (c) Expenses of the 401(k) Plan

Reasonable fees and expenses incurred in the establishment and administration of the 401(k) Plan, and reasonable compensation of attorneys, accountants, investment managers, actuaries, consultants or expenses of the Trustees or any agent of the Trustees if not employed by the Company will be paid out of the assets of the 401(k) Plan, except to the extent that the Company pays such expenses directly. For the three-year period ended December 31, 1998, all such expenses were paid by the Company.

       (d) Forfeited Funds

If a Participant terminates employment with APS prior to completing six years of service, the unvested portion of such member's Employer Discretionary Contribution account will be forfeited and allocated among the remaining participants in the 401(k) Plan. No Employer Discretionary Contributions have been made to the Plan since its inception, hence there have been no forfeitures.

       (e) Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

       (f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in the future periods.


3. INVESTMENTS

Investments of the 401(k) Plan at fair value as of December 31 are as follows:

                                   Fair Value
                                    Per Unit/  Units/
1998                                 Share*    Shares     Cost      Fair Value
----                                -------    -----      ----     -----------
Mutual Funds
  American Balanced Fund**           $2.90    191,868 $  312,399    $  556,567
  Bond Fund of America**              2.44     82,780    139,323       202,083
  Templeton Foreign Fund**            1.31     50,848     73,593        66,578
  Dreyfus S&P 500 Index Fund**        3.64     34,966    114,084       127,304
  Fidelity Magellan Fund**            3.31    148,245    277,904       491,243
  Twentieth Century Growth Fund**     7.47    143,618    464,845     1,072,368
  Warburg Pincus Emerging Growth**    1.48     81,957    112,620       121,449
Fixed Dollar Annuities
  Nationwide Guaranty and Savings
   Fund**                             1.29    319,241    306,811       411,290
Company Stock
  APS Common Stock**                  5.38     13,315     82,844        71,568
Participant Loan**                    1.00      8,245      8,245         8,245
                                                       ---------     ---------
                                                      $1,892,668    $3,128,695
                                                       =========     =========

                                   Fair Value
                                    Per Unit/  Units/
1997                                 Share*    Shares     Cost      Fair Value
----                                -------    -----      ----     -----------
Mutual Funds
American Balanced Fund**             $2.64    190,271 $  307,577    $  502,840
  Bond Fund of America**              2.35     79,677    131,500       187,269
  Templeton Foreign Fund**            1.39     35,724     52,476        49,594
  Dreyfus S&P 500 Index Fund**        2.87      8,766     25,728        25,179
  Fidelity Magellan Fund**            2.51    119,487    192,547       300,003
  Twentieth Century Growth Fund**     5.52    132,306    389,967       729,857
  Warburg Pincus Emerging Growth**    1.41     39,418     52,309        55,663
Fixed Dollar Annuities
  Nationwide Guaranty and Savings
   Fund**                             1.22    304,691    284,955       370,675
Company Stock
  APS Common Stock**                  6.63     11,382     72,552        75,406
Participant Loan**                    1.00      8,451      8,451         8,451
                                                       ---------     ---------
                                                      $1,518,062    $2,304,937
                                                       =========     =========
*  Unit value is rounded
** Party in interest

Investment option elections of the members of the 401(k) Plan at December 31 are summarized as follows:

                                              Number of Participants
                                              ----------------------
                                                  1998       1997
                                               ---------   --------
Mutual Funds
  American Balanced Fund                           40         45
  Bond Fund of America                             28         27
  Templeton Foreign Fund                           28         24
  Dreyfus S&P 500 Index Fund                       29          8
  Fidelity Magellan Fund                           59         44
  Twentieth Century Growth Fund                    65         54
  Warburg Pincus Emerging Growth                   30         20
Fixed Dollar Annuities
  Nationwide Guaranty and Savings Fund             46         44
Company Stock
  APS Common Stock                                 55         57

4. INCOME TAXES

APS received a favorable determination from the Internal Revenue Service ("IRS") stating that the 401(k) Plan is qualified under Section 401 of the Internal Revenue Code ("Code") as amended, and is exempt from federal income taxation under Section 501 of the Code. Accordingly, the financial statements do not contain a provision for income taxes. The continued qualification is dependent on the Plan's future operation.

Members do not become subject to income taxes as a result of participation in the 401(k) Plan until assets in the members' accounts are distributed. Under certain circumstances, a distribution from the 401(k) Plan is subject to income tax as ordinary income.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, APS has the right to terminate the 401(k) Plan at any time. In the event of termination, all accounts will become fully vested, and the plan equity will be allocated and distributed to the members based on their respective account balances.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of Advanced Polymer Systems, Inc. and the Trustees and Participants in the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan:

We have audited the accompanying statements of financial condition of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1998 and 1997, and the results of its operations and its changes in Plan equity for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of financial condition and the statement of income and changes in plan equity is presented for purposes of additional analysis rather than to present the statement of financial condition and the statement of income and changes in plan equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                 /s/KPMG LLP


San Francisco, California
March 12, 1999

                                Exhibits

         23 Consent of Independent Certified Public Accountants

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       Advanced Polymer Systems, Inc.
                    Salary Reduction Profit Sharing Plan
                    ------------------------------------






Date:  June 15, 1999                           /s/ Michael O'Connell
      ----------------                       -------------------------
                                                   Michael O'Connell
                                                   Trustee

                             EXHIBIT INDEX


23  Consent of Independent Certified Public Accountants